Exhibit 99.18

Luisa Roberto

Manager, Client Services

Telephone: 416.361.0930 ext.224

lroberto@equitytransfer.com

VIA ELECTRONIC TRANSMISSION

April 16, 2010

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE:	HUDBAY MINERALS INC
Confirmation of Notice of Record and Meeting Dates

We are pleased to confirm that a Notice of Record and Meeting Dates was sent to The Canadian Depository for Securities.

We advise the following with respect to the Annual & Special Meeting of Securityholders for HUDBAY MINERALS INC

1.	ISIN:	CA4436281022
	CUSIP:	443628102

2.	Date Fixed for the Meeting:	June 24, 2010

3.	Record Date for Notice:	May 10, 2010

4.	Record Date for Voting:	May 10, 2010

5.	Beneficial Ownership Determination Date:	May 10, 2010

6.	Classes or Series of Securities that entitle the
	holder to receive Notice of the Meeting:	Common Shares

7.	Classes of Series of Securities that entitle the
	holder to vote at the meeting:	Common Shares

8.	Business to be conducted at the meeting:	Annual & Special

Yours Truly,

EQUITY TRANSFER & TRUST COMPANY

Per:

“Sarah Mikos”

Administrator, Client Services

200 University Ave, Suite 400, Toronto, Ontario M5H 4H1

T:416.361.0152 F:416.361.0470 www.equitytransfer.com